STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Opportunity Fund
February 29, 2008 (Unaudited)

Common Stocks--63.3%	Shares	Value ($)
Consumer Discretionary--5.4%		
Apollo Group, Cl. A	11,520 a	707,098
Autoliv	15,800	788,420
Best Buy	27,460 b	1,181,055
Centex	13,390	297,124
Discovery Holding, Cl. A	30,140 a	680,260
Gap	110,190	2,222,532
Johnson Controls	49,900 b	1,639,714
Lowe's Cos.	29,900	716,703
McDonald's	28,180	1,524,820
News, Cl. A	149,630	2,754,688
NVR	930 a,b	502,832
Omnicom Group	84,760	3,786,229
Ross Stores	22,940	638,879
TJX Cos.	68,750	2,200,000
Toll Brothers	25,560 a,b	542,128
Viacom, Cl. B	60,970 a	2,423,557
Walt Disney	56,300	1,824,683
		24,430,722
Consumer Staples--7.6%		
Altria Group	91,440	6,687,922
Archer-Daniels-Midland	13,840	624,184
Cadbury Schweppes, ADR	23,370	1,048,145
Coca-Cola	18,810	1,099,633
Coca-Cola Enterprises	28,310	691,613
ConAgra Foods	81,630	1,804,023
CVS Caremark	106,240	4,289,971
Dean Foods	66,420 b	1,429,358
Estee Lauder, Cl. A	24,370	1,037,675
Kraft Foods, Cl. A	71,900	2,241,123
Kroger	54,690	1,326,232
Molson Coors Brewing, Cl. B	26,320 b	1,420,227
Procter & Gamble	41,740	2,762,353
Smithfield Foods	28,030 a	772,226
SUPERVALU	54,490	1,430,362
SYSCO	50,720	1,423,203
Wal-Mart Stores	90,160	4,471,034
		34,559,284
Energy--9.8%		
Anadarko Petroleum	22,410	1,428,413
Cameron International	31,640 a	1,344,067
Chesapeake Energy	79,560 b	3,597,703
Chevron	42,620	3,693,449
ConocoPhillips	70,900	5,864,139
Devon Energy	43,040	4,421,069
El Paso	72,680 b	1,184,684

ENSCO International	28,520	1,706,637
EOG Resources	11,590	1,379,094
Hess	18,160	1,692,149
Marathon Oil	69,230	3,680,267
Nabors Industries	37,850 a	1,193,410
National Oilwell Varco	16,260 a	1,012,998
Occidental Petroleum	51,500	3,984,555
Valero Energy	37,170	2,147,311
XTO Energy	103,747	6,402,227
		44,732,172
Exchange Traded Funds--.6%		
iShares Russell 1000 Value Index Fund	19,460 b	1,440,429
Standard & Poor's Depository Receipts (Tr. Ser. 1)	10,980 b	1,469,344
		2,909,773
Financial--13.0%		
American International Group	38,780	1,817,231
Ameriprise Financial	13,820	699,845
AON	15,960	664,096
Astoria Financial	25,320	662,624
Bank of America	76,410	3,036,533
Capital One Financial	8,680 b	399,540
Chubb	80,820	4,113,738
Citigroup	147,470	3,496,514
CME Group	3,220	1,652,826
Federal National Mortgage Association	30,690 b	848,578
Fidelity National Financial, Cl. A	20,420	359,596
First American	9,660	336,458
Freddie Mac	9,810	247,016
Genworth Financial, Cl. A	29,570	685,433
Goldman Sachs Group	26,120	4,430,736
Interactive Brokers Group, Cl. A	48,710 a	1,513,420
Invesco	39,730 b	1,017,485
JPMorgan Chase & Co.	218,830	8,895,440
Lincoln National	20,870	1,066,666
Merrill Lynch & Co.	32,010	1,586,416
MetLife	66,140	3,853,316
Morgan Stanley	53,870	2,269,004
Northern Trust	23,800	1,609,594
People's United Financial	40,490 b	682,661
PNC Financial Services Group	43,610	2,678,962
Principal Financial Group	15,980 b	882,575
State Street	41,330	3,246,472
TD Ameritrade Holding	38,870 a,b	711,321
U.S. Bancorp	109,490	3,505,870
Wells Fargo & Co.	70,070	2,048,146
		59,018,112
Health Care--6.6%		
Abbott Laboratories	49,500	2,650,725
Amgen	9,630 a	438,358

Baxter International	70,320	4,150,286
Becton, Dickinson & Co.	11,070	1,000,949
CIGNA	26,950	1,201,431
Covidien	35,645	1,525,250
Hospira	51,690 a	2,199,926
Johnson & Johnson	48,020	2,975,319
Merck & Co.	85,420	3,784,106
Pfizer	55,120	1,228,074
Schering-Plough	53,600	1,163,120
St. Jude Medical	20,990 a	902,150
Thermo Fisher Scientific	57,170 a	3,197,518
Wyeth	83,930	3,661,027
		30,078,239
Industrial--6.9%		
Allied Waste Industries	68,290 a,b	706,119
Deere & Co.	11,140	949,239
Dover	47,350	1,965,497
Eaton	43,350	3,495,310
Emerson Electric	75,490	3,846,970
General Electric	158,150	5,241,091
Goodrich	20,700	1,226,061
Honeywell International	27,150	1,562,211
L-3 Communications Holdings	11,110	1,180,882
Lockheed Martin	24,670	2,545,944
Raytheon	30,040	1,947,794
Terex	14,750 a	994,888
Textron	22,760	1,232,909
Tyco International	42,705	1,710,762
Union Pacific	7,450	929,462
US Airways Group	35,180 a	436,232
Waste Management	44,060	1,446,490
		31,417,861
Information Technology--5.6%		
Accenture, Cl. A	20,690	729,323
Amphenol, Cl. A	18,480	683,206
Cisco Systems	101,700 a	2,478,429
EMC	79,080 a	1,228,903
Hewlett-Packard	63,450	3,031,007
Intel	126,180	2,517,291
International Business Machines	38,120	4,340,343
McAfee	55,010 a	1,830,183
Microsoft	143,340	3,901,715
NCR	30,580 a,b	677,653
Oracle	75,970 a	1,428,236
QUALCOMM	66,880	2,833,706
Western Union	1	21
		25,680,016
Materials--2.0%		
Air Products & Chemicals	20,933	1,911,811
Allegheny Technologies	24,180	1,870,323
Celanese, Ser. A	35,250	1,371,225
Dow Chemical	18,510	697,642

Freeport-McMoRan Copper & Gold	16,000	1,613,760
Rohm & Haas	22,400 [b]	1,200,864
Smurfit-Stone Container	73,140 [a,b]	581,463
		9,247,088
Telecommunication Services--2.5%		
AT & T	223,460	7,783,112
Verizon Communications	105,350	3,826,312
		11,609,424
Utilities--3.3%		
Constellation Energy Group	15,450 [b]	1,365,008
Entergy	17,270	1,774,320
Exelon	19,380	1,450,593
FPL Group	16,130	972,478
NRG Energy	54,550 [a,b]	2,251,279
PG & E	40,690	1,532,385
Questar	30,600	1,690,650
Sempra Energy	53,480	2,841,392
Southern	38,320	1,323,190
		15,201,295
Total Common Stocks (cost $295,856,495)		**288,883,986**

Bonds and Notes--35.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--.5%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	210,000	214,676
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	230,000	226,622
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	960,000	895,853
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	170,000	160,690
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	335,000	341,368
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	735,000	633,960
				2,473,169
Asset-Backed Ctfs./Home Equity Loans--.0%				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	115,000 [c]	**26,018**
Commercial Mortgage Pass-Through Ctfs.--2.9%				
Banc of America Commercial Mortgage, Ser. 2003-1, Cl. A1	3.88	9/11/36	864,332	839,909
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	225,000	220,864
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	595,000 [c]	582,006
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	250,000 [d]	235,583
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	665,000 [d]	608,993

Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	730,000 d	659,606
CS First Boston Mortgage				
Securities, Ser. 2005-C3,				
Cl. A2	4.51	7/15/37	1,000,000	982,032
GMAC Commercial Mortgage				
Securities, Ser. 2003-C3,				
Cl. A3	4.65	4/10/40	2,000,000	1,952,985
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. E	3.62	3/6/20	475,000 c,d	452,919
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. K	4.23	3/6/20	275,000 c,d	253,151
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2004-C1, Cl. A2	4.30	1/15/38	895,000	861,592
LB-UBS Commercial Mortgage Trust,				
Ser. 2001-C3, Cl. A2	6.37	12/15/28	785,000	803,785
Merrill Lynch Mortgage Trust,				
Ser. 2002-MW1, Cl. A4	5.62	7/12/34	2,290,000	2,284,259
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,519,754
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	261,000 d	236,450
Sovereign Commercial Mortgage				
Securities Trust,				
Ser. 2007-C1, Cl. D	5.78	7/22/30	320,000 c,d	185,320
TIAA Seasoned Commercial Mortgage				
Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	350,000 c	347,345
				13,026,553
Consumer Discretionary--.1%				
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	110,000	116,922
Macys Retail Holdings,				
Gtd. Notes	5.35	3/15/12	200,000	194,260
				311,182
Consumer Staples--.2%				
Kellogg,				
Sr. Unscd. Notes	5.13	12/3/12	460,000	483,453
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	105,000	110,684
Kroger,				
Gtd. Notes	6.15	1/15/20	130,000	134,699
				728,836
Energy--.1%				
ConocoPhillips Canada,				
Gtd. Notes	5.30	4/15/12	460,000	487,542
Duke Energy Carolinas,				
First Mortgage Bonds	5.25	1/15/18	95,000 b	97,832
				585,374
Financial--5.5%				

Aegon Funding,				
Gtd. Notes	5.75	12/15/20	900,000	864,316
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	225,000 b,c	187,355
American International Group,				
Sr. Unscd. Notes	5.38	10/18/11	465,000	475,597
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	225,000 c	212,625
Amvescap,				
Sr. Unscd. Notes	5.38	12/15/14	310,000	301,148
Bank of America,				
Sr. Unscd. Notes	4.38	12/1/10	665,000	685,896
Boston Properties,				
Sr. Unscd. Notes	5.63	4/15/15	925,000	890,046
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	720,000 d	488,077
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	600,000 c,d	505,407
Citigroup,				
Sr. Unscd. Notes	5.30	10/17/12	345,000	355,458
Colonial Bank,				
Sub. Notes	6.38	12/1/15	585,000	539,475
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	556,000 c	492,610
Erac USA Finance,				
Gtd. Notes	7.00	10/15/37	480,000 d	401,656
ERP Operating,				
Sr. Unscd. Notes	4.75	6/15/09	290,000	288,786
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	550,000	518,630
First Union,				
Sub. Notes	6.38	1/15/09	440,000	448,250
General Electric Capital,				
Sr. Unscd. Notes	5.25	10/19/12	1,880,000	1,967,035
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	475,000 c	355,234
Goldman Sachs Group,				
Sub. Notes	5.63	1/15/17	400,000	392,456
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	900,000 c	819,291
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	425,000	444,230
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	625,000	516,976
Jefferies Group,				
Sr. Unscd. Notes	7.75	3/15/12	550,000	606,120
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	275,000 d	216,355
Lehman Brothers Holdings,				
Sr. Notes	3.17	8/21/09	600,000 c	582,568
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	250,000	226,222

M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	595,000	616,066
Mack-Cali Realty,				
Sr. Unscd. Notes	5.80	1/15/16	925,000	944,092
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	955,000	981,874
Merrill Lynch,				
Sub. Notes	5.70	5/2/17	765,000	732,510
MetLife,				
Sr. Unscd. Notes	6.13	12/1/11	430,000	461,820
MUFG Capital Finance I,				
Bank Gtd. Bonds	6.35	7/29/49	910,000 c	798,712
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	3/1/18	410,000 d	419,840
Pricoa Global Funding,				
Notes	4.63	6/25/12	1,000,000 d	1,024,116
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	1,345,000 c,d	1,298,166
Shinsei Finance Cayman,				
Jr. Sub. Secs.	6.42	1/29/49	600,000 c,d	481,611
Simon Property Group,				
Sr. Unscd. Notes	5.75	5/1/12	1,175,000	1,188,507
SMFG Preferred Capital,				
Sub. Bonds	6.08	1/29/49	188,000 c,d	164,299
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	700,000 c	563,689
Zions Bancorporation,				
Sub. Notes	5.50	11/16/15	700,000	656,396
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	1,150,000	1,113,844
				25,227,361
Foreign/Governmental--.1%				
Republic of South Africa,				
Sr. Unscd. Notes	5.88	5/30/22	365,000	**342,480**
Health Care--.2%				
American Home Products,				
Sr. Unscd. Notes	6.95	3/15/11	475,000 c	517,638
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	240,000	239,158
UnitedHealth Group,				
Bonds	6.88	2/15/38	210,000	208,660
				965,456
Industrial--.4%				
Atlas Copco,				
Bonds	5.60	5/22/17	240,000 d	245,965
Northrop Grumman,				
Gtd. Notes	7.13	2/15/11	450,000	493,327
Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	475,000	508,686
Rohm & Haas,				
Sr. Unsub. Notes	5.60	3/15/13	145,000	151,470
Waste Management,				

Gtd. Notes	7.38	5/15/29	285,000	303,716
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	300,000	304,900
				2,008,064
Media & Telecommunications--.8%				
Comcast,				
Gtd. Notes	6.50	11/15/35	435,000	417,406
France Telecom,				
Sr. Unsub. Notes	8.50	3/1/31	375,000 c	479,050
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	150,000	163,501
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	125,000	146,155
News America,				
Gtd. Notes	5.30	12/15/14	500,000	506,822
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	475,000	496,794
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	635,000	628,526
Time Warner,				
Gtd. Notes	6.75	4/15/11	535,000	560,736
Verizon Communications,				
Sr. Unscd. Notes	5.85	9/15/35	500,000	469,758
				3,868,748
Real Estate Investment Trusts--.3%				
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	260,000	270,093
Duke Realty,				
Sr. Notes	5.88	8/15/12	980,000	949,592
Regency Centers,				
Gtd. Notes	5.88	6/15/17	400,000	372,359
				1,592,044
State/Territory Gen Oblg--.5%				
City of New York,				
GO, Ser. D	5.38	6/1/32	120,000 e	130,164
City of New York,				
GO, Ser. J	5.50	6/1/21	45,000 e	49,497
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	60,000 f	65,048
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	45,000 f	48,786
Delware State Housing Authority,				
SFMR D-2, Revenue Bonds	5.80	7/1/16	345,000	361,746
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	155,000	166,817
New Jersey Health Care Facilities Financing Authority, Revenue Bonds (Meridan Health System Obligated Group Issue) (Insured; Assured Guaranty)	8.00	7/1/38	150,000 c	150,000
New York State Urban Development,				

Personal Income Tax-Ser. C-1,				
Revenue Bonds	5.00	3/15/33	130,000	139,537
New York State Urban Development,				
Personal Income Tax-Ser. B,				
Revenue Bonds	5.13	3/15/29	40,000	43,164
State of Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	70,000	75,081
Tobacco Settlement Finance				
Authority of West Virginia,				
Tobacco Settlement				
Asset-Backed Bonds	7.47	6/1/47	1,070,000	1,052,880
				2,282,720
U.S. Government Agencies/Mortgage-Backed--15.6%				
Federal Home Loan Mortgage Corp.:				
5.13%, 7/15/12			2,130,000	2,300,626
5.50%, 4/1/22 - 3/1/37			4,299,741	4,358,235
6.00%, 9/1/37 - 3/1/38			6,109,508	6,244,187
Federal National Mortgage Association:				
6.00%			3,020,000 g	3,079,929
4.50%, 1/1/21			5,555,586	5,562,857
4.75%, 3/12/10			7,370,000	7,716,714
5.00%, 8/1/20 - 2/1/37			12,251,964	12,137,055
5.50%, 9/1/34 - 10/1/36			10,710,186	10,783,765
6.00%, 5/1/33 - 1/1/38			6,112,457	6,249,465
8.00%, 3/1/30			871	946
Government National Mortgage Association I:				
Ser. 2006-19, Cl. A, 3.39%,				
6/16/30			2,985,370	2,978,300
Ser. 2004-103, Cl. A,				
3.88%, 12/16/19			4,830,390	4,839,732
Ser. 2007-52, Cl. A, 4.05%,				
10/16/25			585,720	590,076
Ser. 2006-66, Cl. A, 4.09%,				
1/16/30			873,049	880,579
Ser. 2007-34, Cl. A 4.27%,				
11/16/26			2,965,178	2,994,910
				70,717,376
U.S. Government Securities--7.7%				
U.S. Treasury Bonds	4.50	2/15/36	6,426,000 b	6,509,840
U.S. Treasury Bonds	5.00	5/15/37	375,000 b	411,182
U.S. Treasury Notes	3.63	12/31/12	9,390,000 b	9,874,909
U.S. Treasury Notes	3.88	10/31/12	2,575,000 b	2,736,543
U.S. Treasury Notes	4.13	8/31/12	2,770,000 b	2,972,559
U.S. Treasury Notes	4.25	11/15/13	700,000	758,024
U.S. Treasury Notes	4.50	5/15/17	4,215,000 b	4,541,995
U.S. Treasury Notes	4.63	12/31/11	3,904,000 b	4,260,244
U.S. Treasury Notes	4.75	8/15/17	2,125,000 b	2,330,196
U.S. Treasury Notes	4.88	4/30/11	650,000 b	708,399
				35,103,891
Utilities--.9%				
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	225,000	237,005

Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	725,000	724,710
Consolidated Edison,				
Sr. Unscd. Debs., Ser. 07-A	6.30	8/15/37	495,000	502,581
Enel Finance International,				
Gtd. Notes	5.70	1/15/13	185,000 d	194,857
Midamerican Energy Holdings,				
Sr. Unscd. Bonds	6.50	9/15/37	475,000	494,447
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	550,000	575,309
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	500,000	462,790
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	670,000	703,361
				3,895,060
Total Bonds and Notes				
(cost $161,507,607)				**163,154,332**

Short-Term Investments--.7%	Principal Amount ($)	Value ($)
U.S. Government Agencies		
Federal National Mortgage Association, 2.68%, 3/18/08 (cost $3,016,185)	3,020,000	**3,016,185**

Other Investment--1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,043,000)	5,043,000 h	**5,043,000**

Investment of Cash Collateral for Securities Loaned--10.8%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $49,231,153)	49,231,153 h	**49,231,153**

Total Investments (cost $514,654,440)	**111.7%**	**509,328,656**
Liabilities, Less Cash and Receivables	**(11.7%)**	**(53,212,196)**
Net Assets	**100.0%**	**456,116,460**

ADR - American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At February 29, 2008, the total market value of the fund's securities on loan is $47,623,742 and the total market value of the collateral held by the fund is $49,231,153.

c Variable rate security--interest rate subject to periodic change.

d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $8,072,371 or 1.8% of net assets.

e These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

f Purchased on a delayed delivery basis.

g   Purchased on a forward commitment basis.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	343,158,139	0
Level 2 - Other Significant Observable Inputs	166,170,517	0
Level 3 - Significant Unobservable Inputs	0	0
Total	509,328,656	0

* Other financial instruments include futures, forwards and swap contracts.